September 3, 2009

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attention:  Patrick Gilmore

 Accounting Branch Chief

Re:

Broadcaster, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2008
Filed October 17, 2008

File No. 0-15949

Dear Mr. Gilmore:

Thank you for your June 30, 2009 letter regarding Broadcaster, Inc. ("Broadcaster"). Enclosed is our response to the staff’s comments to the previously submitted material.  For your convenience, we have set forth below the staffs numbered comments in their entirety followed by our responses thereto.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 9A(T). Controls and Procedures, page 60

1.

We note that you have not included disclosures regarding the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as at the end of the period covered by the report. Please revise to provide the disclosures required by Item 307 of Regulation S-K.

Response:  The Company is filing Amendment No 1 to the Form 10-K. The required disclosure has been included in Item 9(A)T under the caption “Evaluation of Disclosure Controls and Procedures”.

2.

We note that management has concluded that your internal control over financial reporting was effective as of December 31, 2008, subject to certain exceptions. Management should not state that controls are effective except to the extent that certain problems have been identified. Rather, management must take those problems into account when concluding whether controls are effective or ineffective. We believe that you should reevaluate the conclusion reached by management and revise your disclosures

United States Securities and Exchange Commission

September 3, 2009

to state, in clear and unqualified language, the conclusion on the effectiveness of your internal control over financial reporting.

Response:  The Company’s management concluded that the undocumented controls were effective, based on its review of the Company’s financial reporting control environment as a whole. However, the lack of documentation of certain controls means that it is not possible for management to make an unqualified statement that the Company’s controls were effective. Therefore management must conclude that the controls, as a whole,  were not effective. Item 9A(T) has been amended to reflect management’s revised conclusion.

We believe that this letter responds to all of the comments raised in your letter of June 30, 2009. If you require any further clarification, please do not hesitate to contact me on (415) 883 8369.

Sincerely,

/s/ Martin Wade, III

Martin Wade, III